SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934
TARGA RESOURCES PARTNERS LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
87611X105
(CUSIP Number)
Rene R. Joyce
1000 Louisiana Street, Suite 4300
Houston, Texas 77002
Tel: (713) 584-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 24, 2009
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Targa Resources Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		20,055,846 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

20,055,846 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

20,055,846 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5% of Common Units

14	TYPE OF REPORTING PERSON

CO
(1) Targa GP Inc. and Targa LP Inc. are the beneficial owners of these common units. Targa Resources Investments Sub Inc., Targa Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC, Targa Resources Holdings LP, Targa Midstream GP LLC and Targa Midstream Services Limited Partnership may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Targa Resources Investments Sub Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		20,055,846 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

20,055,846 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

20,055,846 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5% of Common Units

14	TYPE OF REPORTING PERSON

CO
(1) Targa GP Inc. and Targa LP Inc. are the beneficial owners of these common units. Targa Resources Investments Inc., Targa Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC, Targa Resources Holdings LP, Targa Midstream GP LLC and Targa Midstream Services Limited Partnership may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Targa Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		20,055,846 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

20,055,846 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

20,055,846 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5% of Common Units

14	TYPE OF REPORTING PERSON

CO
(1) Targa GP Inc. and Targa LP Inc. are the beneficial owners of these common units. Targa Resources Investments Inc., Targa Resources Investments Sub Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC, Targa Resources Holdings LP, Targa Midstream GP LLC and Targa Midstream Services Limited Partnership may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Targa Resources LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		20,055,846 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

20,055,846 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

20,055,846 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5% of Common Units

14	TYPE OF REPORTING PERSON

OO – limited liability company
(1) Targa GP Inc. and Targa LP Inc. are the beneficial owners of these common units. Targa Resources Investments Inc., Targa Resources Investments Sub Inc., Targa Resources, Inc., Targa Resources II LLC, Targa Resources Holdings GP LLC, Targa Resources Holdings LP, Targa Midstream GP LLC and Targa Midstream Services Limited Partnership may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Targa Resources II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		20,055,846 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

20,055,846 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

20,055,846 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5% of Common Units

14	TYPE OF REPORTING PERSON

OO – limited liability company
(1) Targa GP Inc. and Targa LP Inc. are the beneficial owners of these common units. Targa Resources Investments Inc., Targa Resources Investments Sub Inc., Targa Resources, Inc., Targa Resources LLC, Targa Resources Holdings GP LLC, Targa Resources Holdings LP, Targa Midstream GP LLC and Targa Midstream Services Limited Partnership may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Targa Resources Holdings GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		20,055,846 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

20,055,846 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

20,055,846 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5% of Common Units

14	TYPE OF REPORTING PERSON

OO – limited liability company
(1) Targa GP Inc. and Targa LP Inc. are the beneficial owners of these common units. Targa Resources Investments Inc., Targa Resources Investments Sub Inc., Targa Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings LP, Targa Midstream GP LLC and Targa Midstream Services Limited Partnership may be deemed to beneficially own these Common Units. See
Item 3.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Targa Resources Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		20,055,846 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

20,055,846 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

20,055,846 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5% of Common Units

14	TYPE OF REPORTING PERSON

PN
(1) Targa GP Inc. and Targa LP Inc. are the beneficial owners of these common units. Targa Resources Investments Inc., Targa Resources Investments Sub Inc., Targa Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC, Targa Midstream GP LLC and Targa Midstream Services Limited Partnership may be deemed to beneficially own these Common Units. See
Item 3.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Targa Midstream GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		20,055,846 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

20,055,846 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

20,055,846 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5% of Common Units

14	TYPE OF REPORTING PERSON

OO - limited liability company
(1) Targa GP Inc. and Targa LP Inc. are the beneficial owners of these common units. Targa Resources Investments Inc., Targa Resources Investments Sub Inc., Targa Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC, Targa Resources Holdings LP and Targa Midstream Services Limited Partnership may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Targa Midstream Services Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		20,055,846 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

20,055,846 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

20,055,846 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5% of Common Units

14	TYPE OF REPORTING PERSON

PN
(1) Targa GP Inc. and Targa LP Inc. are the beneficial owners of these common units. Targa Resources Investments Inc., Targa Resources Investments Sub Inc., Targa Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC, Targa Midstream GP LLC and Targa Resources Holdings LP may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Targa GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		9,626,129 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

9,626,129 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

9,626,129 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6% of Common Units

14	TYPE OF REPORTING PERSON

CO
(1) Targa Resources Investments Inc., Targa Resources Investments Sub Inc., Targa Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC, Targa Resources Holdings LP, Targa Midstream GP LLC and Targa Midstream Services Limited Partnership may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Targa LP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)
BENEFICIALLY
OWNED BY		10,429,717 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)

10,429,717 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

10,429,717 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9% of Common Units

14	TYPE OF REPORTING PERSON

CO
(1) Targa Resources Investments Inc., Targa Resources Investments Sub Inc., Targa Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC, Targa Resources Holdings LP, Targa Midstream GP LLC and Targa Midstream Services Limited Partnership may be deemed to beneficially own these Common Units. See Item 3.

     This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) on June 5, 2009, relating to common units representing limited partner interests (the “Common Units”) of Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”). The purpose of this Amendment is to disclose the acquisition by the Reporting Persons of 8,527,615 additional Common Units issued pursuant to a Purchase and Sale Agreement (the “Purchase and Sale Agreement”), dated July 27, 2009, by and between Targa GP Inc. and Targa LP Inc., as Sellers, and the Partnership, as Buyer, pursuant to which the Sellers agreed to sell to the Partnership Targa Resources, Inc.’s natural gas liquids business. The Purchase and Sale Agreement is included as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K, filed on July 29, 2009, and incorporated by reference herein and any description thereof is qualified in its entirety by reference thereto.
Item 1. Security and Issuer
     This schedule relates to the Common Units of the Partnership, which has its principal executive offices at 1000 Louisiana Street, Suite 4300, Houston, Texas 77002.
Item 2. Identity and Background
     (a) Name of Persons Filing this Statement:
(1)	Targa Resources Investments Inc. (“Targa Investments”), a corporation formed under the laws of the State of Delaware, owns 100% of the capital stock of Investments Sub (as defined herein).

(2)	Targa Resources Investments Sub Inc. (“Investments Sub”), a corporation formed under the laws of the State of Delaware, owns 100% of the capital stock of Targa (as defined herein).

(3)	Targa Resources, Inc. (“Targa”), a corporation formed under the laws of the state of Delaware, owns 100% of the membership interests of Resources (as defined herein).

(4)	Targa Resources LLC (“Resources”), a limited liability company formed under the laws of Delaware, owns 100% of the membership interests in Resources II (as defined herein) and 100% of the membership interests in Resources Holding (as defined herein).

(5)	Targa Resources II LLC (“Resources II”), a limited liability company formed under the laws of Delaware, owns a 99% limited partner interest in Holdings (as defined herein).

(6)	Targa Resources Holdings GP LLC (“Resources Holding”), a limited liability company formed under the laws of Delaware, owns a 1% general partner interest in Holdings (as defined herein).

(7)	Targa Resources Holdings LP (“Holdings”), a limited partnership formed under the laws of Delaware, owns a 96.6126% limited partner interest in TMSLP (as defined herein) and 100% of the membership interests in Midstream (as defined herein).

(8)	Targa Midstream GP LLC (“Midstream”), a limited liability company formed under the laws of Delaware, owns a 3.3874% general partner interest in TMSLP (as defined herein).

(9)	Targa Midstream Services Limited Partnership (“TMSLP”), a limited partnership formed under the laws of Delaware, owns 100% of the capital stock of GP Inc. and LP Inc. (as defined herein).

(10)	Targa GP Inc. (“GP Inc.”) is a corporation formed under the laws of Delaware.

(11)	Targa LP Inc. (“LP Inc.” and together with Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Holdings, Midstream, TMSLP and GP Inc., the “Reporting Persons”) is a corporation formed under the laws of Delaware.
     (b) Principal Business Address and Principal Office Address of Reporting Persons:
(1)	The principal business address and principal office address of the Reporting Persons is 1000 Louisiana Street, Suite 4300, Houston, Texas 77002.
     (c) Present Principal Occupation or Principal Business:
(1)	The principal business of the Reporting Persons is natural gas gathering, processing and transportation and natural gas liquids services.
     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Each of the natural persons identified in this Item 2 is a U.S. citizen.
     Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information regarding the directors and executive officers of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. (the “Listed Persons”) is provided on Schedule I and incorporated by reference herein. None of the Listed Persons beneficially owns in excess of 1% of the outstanding Common Units.
Item 3. Source and Amount of Funds or Other Consideration
     On September 24, 2009, the Partnership issued 4,176,791 Common Units to GP Inc. and 4,350,824 Common Units to LP Inc. pursuant to the Purchase and Sale Agreement as partial consideration for the purchase from GP Inc. and LP Inc. of Targa’s natural gas liquids business, which comprises (i) the Logistics Assets Segment, which consists of fractionation facilities, storage and terminalling facilities, low sulfur natural gasoline treating facilities, pipeline transportation and distribution assets, propane storage, truck terminals and NGL transport assets, as well as Targa’s approximately 39% equity method investment in Gulf Coast Fractionators, (ii) the NGL Distribution and Marketing Segment, which markets NGL production and purchases mixed or component NGL products from third parties for resale and (iii) the Wholesale Marketing Segment, which provides services for refineries, including NGL balancing, purchasing or marketing propane and providing butane supply, and sells propane to retailers and end users.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases or other acquisitions of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments. As disclosed in Targa’s Annual Report on Form 10-K for the year ended December 31, 2008 and in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008, each filed with the Securities and Exchange Commission, the Partnership plans to pursue acquisition and other growth opportunities from Targa. In addition, Targa has indicated that it intends to use the Partnership as a growth vehicle to pursue the acquisition and expansion of midstream natural gas, natural gas liquids and other complementary energy businesses and assets. The Partnership intends to finance drop-downs from Targa through a combination of debt and equity securities, including commercial debt facilities and public and private offerings of debt and equity securities.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) None.
     (b) None.
     (c) None.
     (d) None.
     (e) None.

     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
(a)	(1)	GP Inc. is the record and beneficial owner of an aggregate of 9,626,129 Common Units. These holdings represent approximately 15.6% of the outstanding Common Units.
(2)	LP Inc. is the record and beneficial owner of an aggregate of 10,429,717 Common Units. These holdings represent approximately 16.9% of the outstanding Common Units.

(3)	Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Holdings, Midstream and TMSLP do not directly own any Common Units. Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Holdings, Midstream and TMSLP may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of the aggregate of 20,055,846 Common Units. These holdings represent approximately 32.5% of the outstanding Common Units.

(4)	Please see the information in Item 2 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. The executive officers and members of the board of directors of Targa, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units owned by the Reporting Persons, subject to certain exceptions.
     (c) On September 24, 2009, the Partnership issued 4,176,791 Common Units to GP Inc. and 4,350,824 Common Units to LP Inc. pursuant to the Purchase and Sale Agreement as partial consideration for the purchase from GP Inc. and LP Inc. of Targa’s natural gas liquids business. Other than this issuance, which is described in Item 3 hereof, none of the Reporting Persons, or to the Reporting Person’s knowledge, the Listed Persons has effected transactions in the Common Units in the past sixty days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing and the cash distributions as described in the Partnership Agreement, no other person is known by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or the Listed Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Common Units acquired by the Reporting Persons on September 24, 2009 were acquired in a private placement pursuant to the Purchase and Sale Agreement and are restricted securities. Certain transfer restrictions and voting rights of the Reporting Persons and the allocation of profits and lossess among the partners are set forth in the Partnership Agreement, which is incorporated herein by reference. The Common Units issued pursuant to the Purchase and Sale Agreement will be pledged to the lenders under the Credit Agreement dated October 31, 2005 between Targa Resources, Inc., the lenders named therein, Credit Suisse, as Administrative Agent, Swing Line Lender, Revolving L/C Issuer and Synthetic L/C Issuer, Credit Suisse and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers, Credit Suisse, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Goldman Sachs Credit Partners L.P., as Joint Bookrunners, Merrill Lynch Capital Corporation, as Syndication Agent, and Bank of America, N.A., Lehman Commercial Paper Inc. and Wachovia Bank, N.A. as Co-Documentation Agents.
Item 7. Material to Be Filed as Exhibits

Exhibit 2.1:	Purchase and Sale Agreement, dated as of July 27, 2009, by and between Targa GP Inc., Targa LP Inc. and Targa Resources Partners LP (incorporated by reference to Exhibit 2.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed July 29, 2009 (File No. 1-33303)).

Exhibit 4.1:	First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP, dated as of February 14, 2007 (incorporated by reference to Exhibit

3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed February 16, 2007 (File No. 1-33303)).

Exhibit 4.2:	Amendment No. 1, dated May 13, 2008, to the First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP (incorporated by reference to Exhibit 3.5 to Targa Resources Partners LP’s Quarterly Report on Form 10-Q filed May 14, 2008 (File No. 1-33303)).

Exhibit 99.1:	Joint Filing Statement among the parties regarding filing of Schedule 13D, dated May 29, 2009 (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D filed June 5, 2009 (File No. 5-83048)).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2009	TARGA RESOURCES INVESTMENTS INC.

	By: Name:	/s/ Paul W. Chung Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2009	TARGA RESOURCES INVESTMENTS SUB INC.

	By: Name:	/s/ Paul W. Chung Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2009	TARGA RESOURCES, INC.

	By:	/s/ Paul W. Chung
	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2009	TARGA RESOURCES LLC

	By: Name:	/s/ Paul W. Chung Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2009	TARGA RESOURCES II LLC

	By: Name:	/s/ Paul W. Chung Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2009	TARGA RESOURCES HOLDINGS GP LLC

	By: Name:	/s/ Paul W. Chung Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2009	TARGA RESOURCES HOLDINGS LP

By: Targa Resources Holdings GP LLC, its general partner

	By:	/s/ Paul W. Chung

	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2009	TARGA MIDSTREAM GP LLC

	By:	/s/ Paul W. Chung

	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2009	TARGA MIDSTREAM SERVICES LIMITED PARTNERSHIP

By: Targa Midstream GP LLC, its general partner

	By:	/s/ Paul W. Chung

	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2009	TARGA GP INC.

	By:	/s/ Paul W. Chung

	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2009	TARGA LP INC.

	By:	/s/ Paul W. Chung

	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit 2.1:	Purchase and Sale Agreement, dated as of July 27, 2009, by and between Targa GP Inc., Targa LP Inc. and Targa Resources Partners LP (incorporated by reference to Exhibit 2.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed July 29, 2009 (File No. 1-33303)).

Exhibit 4.1:	First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP, dated as of February 14, 2007 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed February 16, 2007 (File No. 1-33303)).

Exhibit 4.2:	Amendment No. 1, dated May 13, 2008, to the First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP (incorporated by reference to Exhibit 3.5 to Targa Resources Partners LP’s Quarterly Report on Form 10-Q filed May 14, 2008 (File No. 1-33303)).

Exhibit 99.1:	Joint Filing Statement among the parties regarding filing of Schedule 13D, dated May 29, 2009 (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D filed June 5, 2009 (File No. 5-83048)).

Schedule I
Executive Officers of Targa Resources Investments Inc.
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Joe Bob Perkins
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 32,100
James W. Whalen
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President — Finance and Administration of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 111,152
Michael A. Heim
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Operating Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 8,000
Roy E. Johnson
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 10,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.

Citizenship: USA
Amount Beneficially Owned: 16,500
Paul W. Chung
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President, General Counsel and Secretary of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 17,500
Directors of Targa Resources Investments Inc.
Charles R. Crisp
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Director of Targa Investments, Targa and several other non-affiliated companies
Citizenship: USA
Amount Beneficially Owned: 9,100
Joe B. Foster
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Director of Targa Investments, Targa and several other non-affiliated companies
Citizenship: USA
Amount Beneficially Owned: 12,700
In Seon Hwang
Address: 466 Lexington Avenue, New York, New York 10017
Principal Occupation: Member and Managing Director of Warburg Pincus LLC
Citizenship: USA
Amount Beneficially Owned: 0
Chansoo Joung
Address: 466 Lexington Avenue, New York, New York 10017
Principal Occupation: Member and Managing Director of Warburg Pincus LLC
Citizenship: USA
Amount Beneficially Owned: 8,000
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000

Peter R. Kagan
Address: 466 Lexington Avenue, New York, New York 10017
Principal Occupation: Member and Managing Director of Warburg Pincus LLC
Citizenship: USA
Amount Beneficially Owned: 8,000
James W. Whalen
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President — Finance and Administration of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 111,152
Chris Tong
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Senior Vice President and Chief Financial Officer of Noble Energy, Inc.
Citizenship: USA
Amount Beneficially Owned: 20,900
Executive Officers of Targa Resources Investments Sub Inc.
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Joe Bob Perkins
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 32,100
James W. Whalen
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President — Finance and Administration of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 111,152
Michael A. Heim
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Executive Vice President and Chief Operating Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 8,000
Roy E. Johnson
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 10,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 16,500
Paul W. Chung
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President, General Counsel and Secretary of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 17,500
Directors of Targa Resources Investments Sub Inc.
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA

Amount Beneficially Owned: 16,500
Executive Officers of Targa Resources, Inc.
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Joe Bob Perkins
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 32,100
James W. Whalen
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President — Finance and Administration of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 111,152
Michael A. Heim
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Operating Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 8,000
Roy E. Johnson
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 10,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.

Citizenship: USA
Amount Beneficially Owned: 16,500
Paul W. Chung
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President, General Counsel and Secretary of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 17,500
Directors of Targa Resources, Inc.
Charles R. Crisp
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Director of Targa Investments, Targa and several other non-affiliated companies
Citizenship: USA
Amount Beneficially Owned: 9,100
Joe B. Foster
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Director of Targa Investments, Targa and several other non-affiliated companies
Citizenship: USA
Amount Beneficially Owned: 12,700
In Seon Hwang
Address: 466 Lexington Avenue, New York, New York 10017
Principal Occupation: Member and Managing Director of Warburg Pincus LLC
Citizenship: USA
Amount Beneficially Owned: 0
Chansoo Joung
Address: 466 Lexington Avenue, New York, New York 10017
Principal Occupation: Member and Managing Director of Warburg Pincus LLC
Citizenship: USA
Amount Beneficially Owned: 8,000
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000

Peter R. Kagan
Address: 466 Lexington Avenue, New York, New York 10017
Principal Occupation: Member and Managing Director of Warburg Pincus LLC
Citizenship: USA
Amount Beneficially Owned: 8,000
James W. Whalen
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President — Finance and Administration of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 111,152
Chris Tong
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Senior Vice President and Chief Financial Officer of Noble Energy, Inc.
Citizenship: USA
Amount Beneficially Owned: 20,900
Executive Officers of Targa Resources LLC
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Joe Bob Perkins
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 32,100
James W. Whalen
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President — Finance and Administration of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 111,152
Michael A. Heim
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Executive Vice President and Chief Operating Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 8,000
Roy E. Johnson
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 10,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 16,500
Paul W. Chung
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President, General Counsel and Secretary of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 17,500
Managers of Targa Resources LLC
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA

Amount Beneficially Owned: 16,500
Executive Officers of Targa Resources II LLC
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Joe Bob Perkins
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 32,100
James W. Whalen
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President — Finance and Administration of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 111,152
Michael A. Heim
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Operating Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 8,000
Roy E. Johnson
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 10,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.

Citizenship: USA
Amount Beneficially Owned: 16,500
Paul W. Chung
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President, General Counsel and Secretary of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 17,500
Managers of Targa Resources II LLC
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 16,500
Executive Officers of Targa Resources Holdings GP LLC
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Joe Bob Perkins
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 32,100

James W. Whalen
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President — Finance and Administration of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc
Citizenship: USA
Amount Beneficially Owned: 111,152
Michael A. Heim
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Operating Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 8,000
Roy E. Johnson
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 10,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 16,500
Paul W. Chung
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President, General Counsel and Secretary of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 17,500
Managers of Targa Resources Holdings GP LLC
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA

Amount Beneficially Owned: 81,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 16,500
Executive Officers of Targa Midstream GP LLC
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Joe Bob Perkins
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 32,100
James W. Whalen
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President — Finance and Administration of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 111,152
Michael A. Heim
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Operating Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 8,000
Roy E. Johnson
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.

Citizenship: USA
Amount Beneficially Owned: 10,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 16,500
Paul W. Chung
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President, General Counsel and Secretary of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 17,500
Managers of Targa Midstream GP LLC
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 16,500
Executive Officers of Targa GP Inc.
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA

Amount Beneficially Owned: 81,000
Joe Bob Perkins
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 32,100
James W. Whalen
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President — Finance and Administration of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 111,152
Michael A. Heim
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Operating Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 8,000
Roy E. Johnson
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 10,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 16,500
Paul W. Chung
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President, General Counsel and Secretary of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 17,500

Directors of Targa GP Inc.
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 16,500
Executive Officers of Targa LP Inc.
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Joe Bob Perkins
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 32,100
James W. Whalen
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: President — Finance and Administration of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 111,152
Michael A. Heim
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Executive Vice President and Chief Operating Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 8,000
Roy E. Johnson
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 10,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 16,500
Paul W. Chung
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President, General Counsel and Secretary of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 17,500
Directors of Targa LP Inc.
Rene R. Joyce
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Chief Executive Officer and Director/Manager of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 81,000
Jeffrey J. McParland
Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer of Targa Investments, Investments Sub, Targa, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc. Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, Midstream, GP Inc. and LP Inc.
Citizenship: USA
Amount Beneficially Owned: 16,500